Exhibit 4.21

EXECUTION VERSION

Univision Communications Inc.
605 Third Avenue, 12th Floor

New York, NY 10158

July 1, 2015

Mountrigi Management Group Limited (f/k/a Videoserpel, Ltd.)

c/o Grupo Televisa, S.A.B.

Avenida Vasco de Quiroga, 2000

Edificio A, Piso 4

Colonia Zedec Santa Fe

01210 Mexico, Distrito Federal

Attn: Joaquín Balcárcel

Amendment to MLA

Dear Sir:

Reference is made to that certain Amended and Restated 2011 Mexico License Agreement (the “MLA”), effective as of January 1, 2011, by and between Univision Communications Inc. and Mountrigi Management Group Limited (f/k/a Videoserpel, Ltd.).  Capitalized terms used but not defined herein shall have the meanings set forth in the MLA.  The Section numbers and Schedules referenced herein correspond to the Section numbers and Schedules in the MLA.

Televisa, S.A. de C.V., an affiliate of Licensee, and Licensor are concurrently entering into that certain Second Amended and Restated 2011 Program License Agreement, effective as of January 1, 2015 (the “Amended and Restated PLA”).  In connection with the entry into the Amended and Restated PLA by the parties thereto, Licensor and Licensee hereby agree as follows:

1.                                      The MLA is hereby amended to replace all references to the “Amended and Restated 2011 Program License Agreement” with references to the “Second Amended and Restated 2011 Program License Agreement”.

2.                                      The fifth recital of the MLA is hereby amended to replace the parenthetical in the third line with the following:

(as the same may have been, and may hereafter be, amended, including pursuant to that certain Binding Term Sheet regarding Amendment of PLA and Other Matters dated December 29, 2014 between Venevision International Enterprises LLC (f/k/a Venevision International Corporation), certain related persons, and Licensor and the related Letter Agreement between Megavision, Inc. and Licensor dated the same date, the “Venevision PLA”)

3.                                      Annex A to the MLA is hereby amended as follows:

a.              The following defined term in Annex A is deleted from Annex A (and all uses of such defined term in the MLA are likewise deleted):

“Acquired Other Content”.

b.              The following defined terms in Annex A are replaced with the following:

“Acquired Completed Content” means (i) Audiovisual Content (other than a Novela or Excluded Content), the Broadcast rights to which are or have been acquired by Univision Group from a third party and with respect to which Univision Group had no involvement or arrangement of any kind or nature (including no approvals or controls) relating to the development, production or financing of such Audiovisual Content at any time, or (ii) Major Event Content.

“Co-Produced Content” means any Audiovisual Content (other than a Novela, Acquired Completed Novela, Acquired Completed Content, Univision Produced Format Content, Third-Party Produced Format Content, Co-Produced Local Novela, Mexican Soccer Game or Excluded Content) that is (a) originally produced for Broadcast in the Spanish language or with Spanish subtitles, (b) with respect to which Univision Group is involved in any manner in the development, production and/or financing, and (c) that is not wholly produced and wholly financed by Univision Group.  For clarity, Co-Produced Content includes both (i) Audiovisual Content that is produced and financed by Univision Group together with any one or more unaffiliated third parties (collectively, the “Co-Production Partners”) who are involved in the production or financing (other than any co-production directly or indirectly between Univision Group and any Television Broadcaster in the Territory, which will not be permitted under any circumstances), including involvement by the applicable Co-Production Partner(s) by means of (A) providing a Script, (B) providing other creative element(s) (e.g., key cast member, key artistic director, executive director and/or executive producer), (C) providing a portion of the production financing, or (D) meaningfully participating in, or exercising meaningful controls or approvals over, the development and production of such Audiovisual Content, and (ii) Audiovisual Content that is produced by an unaffiliated third party (other than with any Television Broadcaster in the Territory, which will not be permitted under any circumstances), and with respect to which Univision Group has any involvement in the production or financing, including by means of (A) providing a portion of the production financing, (B) providing equipment to such third party for use in the production of such Audiovisual Content, or (C) permitting talent that is exclusive or proprietary to and under contract to Univision Group to appear or participate in the production of such Audiovisual Content by such third party.

“Programs” means all Audiovisual Content originally produced in the Spanish language or with Spanish subtitles, whether live (i.e. contemporaneously Broadcast), filmed, taped or otherwise recorded or available for Broadcast, to which Univision Group owns or controls Broadcast rights in the Licensed Media during the Term in the Territory (whether produced by or for Univision Group, co-produced by Univision Group or acquired or licensed by Univision Group), other than (a) Excluded Content (it being understood that any Excluded Content that, at any time, ceases to qualify under the definition thereof for any reason, and would otherwise satisfy the definition of “Programs”, shall thereafter immediately and automatically constitute Programs); (b) Movies; (c) Ancillary Content; or (d) any of Acquired Completed Novelas, Univision Produced Format Content, Third-Party Produced Format Content, Acquired Completed Content, Co-Produced Local Novelas, Univision Local Novelas or Co-Produced Content, in each case, with respect to the items described in clause (d), only to the extent that Univision Group does not own or control the right to Broadcast such Audiovisual Content in the Territory after complying with the provisions of Section 2.  For the avoidance of doubt, to the extent Univision Group owns or controls rights to Broadcast any of the Audiovisual Content described in clause (d) in any Licensed Media in the Territory, whether now or in the future, such Audiovisual Content shall constitute Programs to the extent it would otherwise satisfy the definition of “Programs” and such rights shall be licensed by Licensor to Licensee hereunder to the full extent of Univision Group’s rights.

“Script” means a script, production bible or other written similar intellectual property which may be used as a primary source for production of any Audiovisual Content; provided, that no Format shall be a Script.

“Second Amended and Restated 2011 Program License Agreement” means the Second Amended and Restated 2011 Program License Agreement dated July 1, 2015 by and between Televisa, S.A. de C.V. and Licensor.

c.               The following new defined terms are added in Annex A, in each case where appropriate to maintain Annex A in alphabetical order:

“Expedited Sublicensing Arrangement” has the meaning set forth in Section 4.3(b)(iii).

“Format” means any format or similar written intellectual property that sets forth the concept, characters, situations, aesthetic qualities, and/or branding of multi-episode (a) game shows, (b) reality shows or (c) other Audiovisual Content; provided, that in no event shall a Format include any substantial plotlines, dialogue or shots.

“Major Event Content” means Audiovisual Content comprised of (i) live sports events (e.g., Olympics, FIFA World Cup, MLS Soccer) or entertainment special events (e.g., Latin Grammy Awards, Miss Universe), and (ii) customary programming related to the events described in the foregoing clause (i) that are produced or acquired under license from the underlying rights holder (e.g., halftime shows, “red carpet” shows).

“Third-Party Acquired Format” means any Format to which Licensor has acquired, or from time to time may acquire, substantially all production and Broadcast rights from a third party that is not an Affiliate of Licensor.

“Third-Party Licensed Format” means any Format to which Licensor has licensed or otherwise acquired, or from time to time may license or otherwise acquire, any production or Broadcast rights in the United States from a third party that is not an Affiliate of Licensor, but which is not a Third-Party Acquired Format.

“Third-Party Produced Format Content” has the meaning set forth in Section 2.6(f).

“Univision Produced Format Content” has the meaning set forth in Section 2.6(e).

4.                                      The preamble to Section 2 of the MLA is hereby replaced in its entirety with the following:

The following additional terms, conditions, exceptions and exclusions shall apply with respect to the following respective categories of Audiovisual Content, Formats or Scripts:

5.                                      Sections 2.3 through 2.8 of the MLA are hereby replaced in their entirety with the following:

2.3                               Co-Produced Content (Non Novelas).  If Univision Group enters into any third party arrangement or agreement involving the production of Audiovisual Content that is not a Novela and that would be Co-Produced Content for which Univision Group obtains any Broadcast rights in the United States, then Licensor shall concurrently, at its cost, obtain all rights to Broadcast such Co-Produced Content in the Territory in the same Licensed Media, to the full extent to which Univision Group obtains Broadcast rights in the United States, for the same period, to the extent within the Term.  All Co-Produced Content for which Licensor obtains Broadcast rights in Licensed Media in the Territory pursuant to the preceding sentence shall be licensed to Licensee as Licensed Content under this Agreement.  Notwithstanding the foregoing, the provisions of this Section 2.3 shall not apply to Broadcast rights to Co-Produced Content in any Licensed Media in the Territory that either (i) have been licensed or sold by the applicable Co-Production Partner or third party producer to a third party pursuant to a bona fide, contractual agreement or (ii) were not acquired by the applicable Co-Production Partner or third party producer from the owner of the applicable underlying intellectual property rights as part of the bona fide, contractual agreement with such owner, in each case, prior to Univision Group having any substantive discussions with such Co-Production Partner or third party producer (or otherwise having any substantive involvement) in respect of such Co-Produced Content.

2.4                               Univision Group Talent.  Without limiting anything contained in Section 2.3 above, Univision Group shall not take any action (or omit to take any action within its control) that would (or would be reasonably expected to) cause, allow, or permit any talent that is (i) exclusive or proprietary to Univision Group and (ii) then under contract to Univision Group to appear or participate in the production of any Audiovisual Content that is intended for Broadcast by any third party Spanish language Television Broadcaster in the Territory, whether or not such Audiovisual Content constitutes Co-Produced Content; provided, that the foregoing shall not (A) require Univision Group to pay or provide any particular or additional compensation or benefits to such talent beyond what it is contractually obligated to pay; (B) apply to the expiration or termination (for reasons unrelated to an appearance or participation addressed in clause (ii) above) of any such contract; (C) apply to any Audiovisual Content not initially produced for Broadcast by any third party Spanish language Television Broadcaster in the Territory for which such a Television Broadcaster subsequently (and without any involvement in the development, production or financing thereof) acquires Broadcast rights from a third party; or (D) make Univision Group responsible for any breach of contract by such talent.

2.5                               Acquired Completed Content; Mexican Soccer Games.  Nothing contained in this Agreement shall prevent Univision Group from acquiring Broadcast rights outside the Territory to any (a) Acquired Completed Content; or (b) Mexican Soccer Games.

2.6                               Scripts; Formats

(a)                                      Sale of Scripts.  Univision Group will be permitted to sell rights in any Script to a third party so long as, in connection with such sale, Univision Group divests (subject to Section 2.6(c)) itself of all right, title and interest in and to such Script, including any Broadcast rights outside the Territory and any other interest (whether monetary or otherwise) in such Script (e.g., profit participations, revenue shares, options, reversion rights, credits (except to the extent such credits are required to be retained under applicable Law), etc.).  Any Audiovisual Content produced from such sold Script will not be Licensed Content, Co-Produced Content, an Acquired Completed Novela, Univision Produced Format Content or Third-Party Produced Format Content solely by reason of Univision Group’s former ownership of rights in such sold Script.

(b)                                      Exchange of Scripts.  Univision Group will be permitted to trade or exchange any Script (the “Divested Script”) with a third party for one or more other Scripts (the “Acquired Scripts”) so long as, in connection with such trade or exchange, (i) Univision Group divests (subject to Section 2.6(c)) itself of all right, title and interest in and to such Divested Script, including any Broadcast rights outside the Territory and any other interest (whether monetary or otherwise) in such Divested Script (e.g., profit participations, revenue shares, options, reversion rights, credits (except to the extent such credits are required to be retained under applicable Law), etc.); and (ii) Licensor licenses to Licensee hereunder the exclusive rights to Broadcast in the Licensed Media as part of, and to the full extent of, the Licensed Rights in the Territory during the Term, Audiovisual Content originally produced in the Spanish language or with Spanish subtitles produced based on such Acquired Scripts (and such Audiovisual Content originally produced in the Spanish language or with Spanish subtitles, once produced, will automatically and immediately be deemed Licensed Content hereunder to the extent it would otherwise constitute Licensed Content and the rights to Broadcast such Licensed Content in the Licensed Media will be exclusively licensed to Licensee as part of, and to the full extent of, the Licensed Rights in the Territory during the Term).  Any Audiovisual Content produced from such Divested Script will not be Licensed Content, Co-Produced Content, an Acquired Completed Novela, Univision Produced Format Content or Third-Party Produced Format Content solely by reason of Univision Group’s former ownership of rights in such Divested Script.

(c)                                       Univision Group Retention of United States Broadcast Rights.  If, during the Term, in any sale, trade or exchange of a Script addressed in Section 2.6(a) or (b), Univision Group retains any rights to Broadcast in the United States in any Licensed Media any Audiovisual Content originally produced in the Spanish language or with Spanish subtitles produced from any such sold Script or Divested Script, Univision Group will also retain the same rights to Broadcast such Audiovisual Content in such Licensed Media in the Territory for the same period, to the extent within the Term (and such Audiovisual Content originally produced in the Spanish language or with Spanish subtitles, to the extent of such rights, once produced, will automatically and immediately be deemed Licensed Content hereunder to the extent it would otherwise constitute Licensed Content and the rights to Broadcast such Licensed Content in the Licensed Media will be exclusively licensed to Licensee as part of, and to the full extent of, the Licensed Rights in the Territory during the Term).

(d)                                      Scripts for Non-Spanish Language Productions.  For the avoidance of doubt, Univision Group will be permitted to sell or exchange in any manner (i.e., the restrictions of paragraphs (a), (b) and (c) of this Section 2.6 do not apply) any Script that is not intended to be originally produced in the Spanish language or with Spanish subtitles; provided, that Univision Group prohibits, in a binding agreement with the purchaser or transferee of any such Script, the production of any Audiovisual Content based on such Script that is originally produced in the Spanish language or with Spanish subtitles.  For the avoidance of doubt, the aforementioned contractual prohibition shall apply to any successors, transferees, licensees or assigns of such purchaser or transferee.

(e)                                       Univision-Produced Format Content.  If Univision Group intends to produce Audiovisual Content originally produced in the Spanish language, or with Spanish subtitles, from a Third-Party Licensed Format (“Univision Produced Format Content”) for Broadcast in any Licensed Media in the United States, Licensor shall, at its cost, use its best efforts to obtain from the owner of such Third-Party Licensed Format all rights to Broadcast such Univision Produced Format Content in the Territory in the same Licensed Media, to the full extent to which Univision Group obtains Broadcast rights in the United States, for the same period, to the extent within the Term.  All Univision Produced Format Content for which Licensor obtains Broadcast rights in Licensed Media in the Territory pursuant to the preceding sentence shall be licensed to Licensee as Licensed Content under this Agreement.  In the event that, despite using best efforts, Licensor is unable to so acquire such rights to the applicable Univision Produced Format Content in the Territory, then Univision Group may obtain Broadcast rights in and to such Univision Produced Format Content if and only if the owner of the applicable Third-Party Licensed Format contractually agrees with Univision Group not to undertake any sale, transfer, license or Broadcast of such Univision Produced Format Content in any Licensed Media during the Term in the Territory, in which case (i) such Univision Produced Format Content shall not be deemed to be Licensed Content hereunder, and (ii) Univision Group shall be permitted to Broadcast, distribute and/or sublicense such Univision Produced Format Content outside the Territory; provided, that Univision Group will take all necessary actions to enforce such contractual obligations of the owner of the applicable Third-Party Licensed Format.  For clarity, all Audiovisual Content produced or co-produced by Univision Group in the Spanish language or with Spanish subtitles from a Format owned or controlled by Univision Group (including any Third-Party Acquired Format), as opposed to from a Third-Party Licensed Format, shall be licensed to Licensee as Licensed Content under this Agreement.

(f)                                        Third Party-Produced Format Content.  Univision Group shall be permitted to sell, trade, exchange, license, distribute or sublicense any Format (including Third-Party Acquired Formats and other Formats owned or controlled by Univision Group, and any Third-Party Licensed Formats for which Univision Group is engaged as a distributor or sales agent (provided, that Univision Produced Format Content shall remain subject to the terms of Section 2.6(e) above at all times)) to a third party if and only if such third party contractually agrees with Univision Group not to undertake any sale, transfer, license or Broadcast of any Audiovisual Content originally produced in the Spanish language or with Spanish subtitles from such Formats (“Third-Party Produced Format Content”) in any Licensed Media during the Term in the Territory; provided, that Univision Group will take all necessary actions to enforce such contractual obligations of such third party; provided, further that if during the Term, in any transaction addressed in this Section 2.6(f), Univision Group retains any rights to Broadcast in the United States in any Licensed Media any Third-Party Produced Format Content produced from a Third-Party Acquired Format or other Format owned or controlled by Univision Group, Univision Group will also retain all rights to Broadcast such Third-Party Produced Format Content in the same Licensed Media in the Territory, to the full extent to which Univision Group retains Broadcast rights in the United States, for the same period, to the extent within the Term (and such Third-Party Produced Format Content, to the extent of such rights, once produced, will automatically and immediately be deemed Licensed Content hereunder to the extent it would otherwise constitute Licensed Content and the rights to Broadcast such Licensed Content in the Licensed Media will be exclusively licensed to Licensee as part of, and to the full extent of, the Licensed Rights in the Territory during the Term).

2.7                               Local Novelas.

(a)                                      Co-Produced Local Novelas.  With respect to any Co-Produced Local Novela where Univision Group participates in the co-production of the Co-Produced Local Novela in whole or in part in exchange for the right of Univision Group to produce a Novela that is based on the Script or Format underlying the Co-Produced Local Novela (for the avoidance of doubt, which Novela shall be a new production of such Script or Format), Univision Group shall have the right either (i) to contractually agree with the third-party co-producer not to undertake (and actually not undertake) any sale, transfer, license or Broadcast of such Co-Produced Local Novela in the Territory or in the United States (in which case such Co-Produced Local Novela shall not be deemed to be Licensed Content or an Acquired Completed Novela hereunder unless and until Univision Group Broadcasts such Co-Produced Local Novela in the United States, and at such time, the Co-Produced Local Novela will automatically and immediately be deemed Licensed Content hereunder to the extent it would otherwise constitute Licensed Content and the rights to Broadcast such Co-Produced Local Novela in the Licensed Media will be exclusively licensed to Licensee as part of, and to the full extent of, the Licensed Rights in the Territory during the Term); or (ii) to acquire Broadcast rights to such Co-Produced Local Novela for the United States and the Territory (such that the rights to Broadcast such Co-Produced Local Novela, in the Licensed Media during the Term (or such shorter period equivalent to the term of rights acquired by Univision Group in the United States) in the Territory, would be and are licensed exclusively to Licensee hereunder as part of, and to the full extent of, the Licensed Rights in the Territory during the Term).  For the avoidance of doubt, any new Novela produced by Univision Group based on a Script or Format underlying a Co-Produced Local Novela acquired by Univision Group as contemplated by this Section 2.7(a) shall be subject to Section 2.1 and shall constitute Licensed Content.

(b)                                      Univision Local Novelas.  Notwithstanding anything to the contrary contained herein, with respect to any Univision Local Novela, Univision Group shall have the right either (i) to contractually agree with the third party producer not to undertake (and actually not undertake) any sale, transfer, license or Broadcast of such Univision Local Novela in the Territory or in the United States (in which case such Univision Local Novela shall not be deemed to be Licensed Content or an Acquired Completed Novela hereunder unless and until Univision Group Broadcasts such Univision Local Novela in the United States, and at such time, the Univision Local Novela will automatically and immediately be deemed Licensed Content hereunder to the extent it would otherwise constitute Licensed Content and the rights to Broadcast such Univision Local Novela in the Licensed Media will be exclusively licensed to Licensee as part of, and to the full extent of, the Licensed Rights in the Territory during the Term); or (ii) to acquire the Broadcast rights to such Univision Local Novela for the United States and the Territory (such that the rights to Broadcast, in Licensed Media during the Term (or such shorter period equivalent to the term of rights acquired by Univision Group in the United States) in the Territory, such Univision Local Novela, would be and are licensed exclusively to Licensee hereunder as part of, and to the full extent of, the Licensed Rights in the Territory during the Term).

(c)                                       Notice.  Licensor shall inform Licensee at each Informational Meeting of any arrangements that Univision Group has entered into for a Co-Produced Local Novela or Univision Local Novela since the immediately preceding Informational Meeting (or if Informational Meetings have not yet taken place during the Term, since the Effective Date).

2.8                               Reporting, Informational Meetings and Compliance.

(a)                                      Informational Meetings.  A coordinator designated by Licensor shall meet with a coordinator designated by Licensee once each quarter (the “Informational Meetings”) to discuss any planned Co-Produced Content, Acquired Completed Novelas, Univision Produced Format Content, Third-Party Produced Format Content, Co-Produced Local Novelas and Univision Local Novelas and any Script or Format exchanges, licenses or divestitures, in each case, if any, of which notice has not been previously given at prior Informational Meetings.  At such meeting Licensor, subject to legal or third party contractual confidentiality restrictions, will provide information reasonably available to Univision Group regarding such planned Co-Produced Content, Acquired Completed Novelas, Univision Produced Format Content, Third-Party Produced Format Content, Co-Produced Local Novelas and Univision Local Novelas or Script or Format exchanges, licenses or divestitures, including: (i) a reasonably detailed description of such Audiovisual Content or Script or Format; (ii) the identity of the third party producer, co-producer or owner (as applicable) with respect to such Audiovisual Content or Script or Format; and (iii) any other information required to be provided with respect to any such Audiovisual Content or Script or Format under this Section 2.

(b)                                      Univision Group Certification.  Within sixty (60) days of the end of each fiscal year, the highest-ranking production officer of Univision Group will deliver to Licensee a certificate attesting that, with respect to each item of Co-Produced Content, Acquired Completed Novela, Univision Produced Format Content, Third-Party Produced Format Content, Co-Produced Local Novela, Univision Local Novela and any Script or Format exchanges, licenses or divestitures, in each case, if any, entered into by Univision Group in the prior year, (i) Univision Group used good faith efforts not to structure any such arrangements or agreements in a manner intended to cause the applicable Audiovisual Content not to be deemed to be Licensed Content hereunder; and (ii) such arrangement or agreement was negotiated and entered into by Univision Group and the applicable third party on an arms-length basis.

(c)                                       Confidentiality.  Licensee acknowledges that any and all information provided by Licensor in accordance with this Section 2 is intended solely for the purpose of permitting Licensee to determine whether to exercise its rights under this Section 2 and to monitor compliance by Univision Group with the provisions contained in this Section 2 relating to Co-Produced Content, Acquired Completed Novelas, Univision Produced Format Content, Third-Party Produced Format Content, Co-Produced Local Novelas, Univision Local Novelas, Formats and Scripts; it being agreed that Licensee shall keep confidential such information (to the extent such information is not otherwise publicly available), shall not use such information for their own account and shall not contact or engage in discussions with any person (excluding its representatives and advisors) other than Univision Group or the relevant seller, third party licensor or co-producer with respect to such agreement or arrangement.

(d)                                      Acquired Completed Content.  For the avoidance of doubt, Licensor will not be required to provide any information for or regarding Acquired Completed Content or Mexican Soccer Games.

6.                                      Sections 4.1 through 4.3 of the MLA are hereby replaced in their entirety with the following:

4.1                               Licensee Right to Sublicense; General Requirements.

(a)                                      Licensee Right to Sublicense.  Pursuant to the terms and conditions and subject to the exceptions and exclusions contained in this Agreement, the Licensed Rights include the right to sublicense to third parties the right to exercise the Licensed Rights (and all other rights and entitlements hereunder attendant and appurtenant thereto), subject, if applicable, to the approval of Licensor pursuant to Section 4.2.

(b)                                      General Requirements.  Notwithstanding anything to the contrary herein, any Sublicensing Arrangement or third party arrangement for a TIN Branded Experience on which any Licensed Content is Broadcast shall comply with the following requirements (the “General Requirements”) unless expressly waived in writing by Licensor in its sole discretion on a case-by-case basis:

(i)                                          Term and Use Restrictions.  Licensee shall not enter into any Sublicensing Arrangement or third party arrangement for a TIN Branded Experience: (i) with a term that is longer than the remaining Term (or that does not allow for removal of the Licensed Content without cost or liability to Licensor and Licensee on or before the end of the Term); (ii) that provides for Broadcast of Licensed Content outside the Territory; (iii) that does not require geo-filtering outside the Territory (substantially consistent with Section 3.7(a)(iii)); or (iv) that would cause Licensed Content to be distributed on an adult entertainment site or platform.

(ii)                                       Linear Television Channel.  Licensee shall not enter into any Sublicensing Arrangement that involves the Broadcast of Licensed Content on any third party Linear Television Channel.

(iii)                                    Core Controls.  Any Sublicensing Arrangement must provide Licensee with the following core controls over the Licensed Content (“Core Controls”) vis-à-vis the sublicensee, which Licensee shall exercise as may be necessary or appropriate to comply with the provisions hereof: (a) Licensee (and not the sublicensee) shall have editorial control of the Licensed Content and will not permit the sublicensee to edit or manipulate such Licensed Content (e.g., mashups) without the prior written consent of Licensee; (b) Licensee (and not the sublicensee) shall have the right to select, refresh and withdraw Licensed Content; (c) the sublicensee shall not be permitted to sublicense the Licensed Content; (d) the sublicensee shall not be permitted to authorize any third party to Broadcast the Licensed Content (except that the sublicensee can place its branded applications, embed its branded media player or employ similar branded and controlled functionality in a third party’s sites, in each case, consistent with the then prevailing industry practices); and (e) Licensee will have remedies that are substantially no less favorable to Licensee, mutatis mutandis, than Univision Group’s remedies set forth in Section 15.

(iv)            Content Ratio Tests.  Licensee shall not enter into any Sublicensing Arrangement or third party arrangement for a TIN Branded Experience that makes available to the applicable third party a number of hours of Licensed Content which constitute more than ***** of the total number of hours of Audiovisual Content made available under such Sublicensing Arrangement or third party arrangement for a TIN Branded Experience or a number of hours of Audiovisual Content produced or owned by Licensee which constitute less than ***** of the total number of hours of Audiovisual Content made available under such Sublicensing Arrangement or third party arrangement for a TIN Branded Experience; provided, that the content ratio requirement set forth in this Section 4.1(b)(iv) shall not apply to (i) Sublicensing Arrangements or third party arrangements for TIN Branded Experiences with bona fide nationally recognized non-MVPD distributors in the Territory (e.g., Netflix) relating to (A) the Broadcast of all, or substantially all, of the feed of one or more of the Univision Channels and/or the Televisa Channels or (B) the Broadcast of individual items of Audiovisual Content that were Broadcast on the applicable Univision Channel or Televisa Channel within the immediately preceding thirty (30) days, or (ii) Expedited Sublicensing Arrangements.  For the avoidance of doubt, any such Sublicensing Arrangements with bona fide nationally recognized non-MVPD distributors in the Territory or Expedited Sublicensing Arrangements shall be subject to Licensor’s reasonable approval under Section 4.2, and shall be subject to the other General Requirements.

(v)             Long-Term Arrangements.  Licensee shall not enter into any Sublicensing Arrangement or third party arrangement for a TIN Branded Experience that has a term (including any extensions or renewals) that is longer than *****.

(c)             Exception.  Notwithstanding Section 4.1(b)(iii)(a), Licensee shall be entitled to create English language subtitles on digital Licensed Content solely for Broadcast pursuant to an Expedited Sublicensing Arrangement (and to authorize third-party sublicensees to do so), in each case at Licensee’s (or an

*****    CONFIDENTIAL TREATMENT:  GRUPO TELEVISA, S.A.B. HAS REQUESTED THAT THE OMITTED PORTIONS OF THIS DOCUMENT, WHICH ARE INDICATED BY *****, BE AFFORDED CONFIDENTIAL TREATMENT.  GRUPO TELEVISA, S.A.B. HAS SEPARATELY FILED THE OMITTED PORTIONS OF THE DOCUMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

authorized third party’s) expense; provided that such subtitled versions of Licensed Content will be the property of Licensor (subject, during the Term, to the exclusive license hereunder in accordance with the terms hereof) and Licensee will, and will include in any agreement for a Sublicense Arrangement an obligation of the sublicensee to, deliver to Licensor upon written request by Licensor, but no more frequently than once per quarter, the subtitled versions that it produces, and Licensee will take all necessary actions to enforce such provisions in Sublicense Arrangements.

4.2          Licensor Approval.

(a)             Licensor Approval Required.  Other than as provided in Section 4.4, all Sublicensing Arrangements will require the prior approval of Licensor (which approval shall not be unreasonably withheld, conditioned or delayed).  Licensor may not condition its approval of any proposed Sublicensing Arrangement on the payment to Univision Group of any monetary or other consideration, on any changes to the then-existing arrangements between Licensee and Univision Group (including under this Agreement).  However, in determining whether to provide such approval, the Licensor may take into account the terms and circumstances of the proposed Sublicensing Arrangement, including the financial terms and conditions of the proposed Sublicensing Arrangement, commercial terms of the proposed Sublicensing Arrangement as compared to industry standards at such time, the scope and extent of the rights to be granted under the proposed Sublicensing Arrangement, and the identity of the proposed counterparty (together with the overall economic benefit of the Sublicensing Arrangement to Licensee).  It shall be deemed to be unreasonable for Licensor to withhold any approval required under this Section 4.2(a) of any proposed Sublicensing Arrangement on the basis of the identity of the proposed counterparty or the proposed terms if Univision Group has previously entered into a contractual arrangement (which is then in effect) with such proposed counterparty for the Broadcast of Excluded Content in the Territory or the Broadcast of Audiovisual Content in the United States (unless such arrangement is required by applicable Law), in each case, on terms consistent therewith.

(b)             Approval in Licensor’s Sole Discretion.  Notwithstanding Section 4.2(a), Licensor may withhold its approval in its sole discretion of any Sublicensing Arrangement on a case-by-case basis that:

(i)              Non-Spanish Language Arrangements.  Permits the Broadcast of Licensed Content in any language other than Spanish (including via closed caption, SAP, or other subtitling or dubbing; provided, that no approval shall be required for English language subtitling to the extent permitted under Section 4.1(c)).

(ii)             Previously Owned Platforms.  Permits the Broadcast of Audiovisual Content directly or indirectly on any platform that was owned or controlled by Licensee or its controlled Affiliates within the immediately preceding twenty-four (24) months.

4.3          Licensor Approval Procedures.

(a)             General Procedures.  Licensor will appoint one or more contact persons to review proposed Sublicensing Arrangements and one of such contact persons to have the authority to provide approvals of Sublicensing Arrangements on behalf of Licensor, and one of such contact persons, in the case of consideration of any Sublicensing Arrangement for digital distribution, will be a senior business affairs executive with experience in digital distribution deals for Licensor.  Licensee will appoint one or more contact persons who will provide all information necessary to make an informed decision about proposed Sublicensing Arrangements, whom Licensor is to contact with any questions and to whom Licensor is to give its determination as to whether it will approve any applicable Sublicensing Arrangement.

(b)             Digital Distribution Approval Process.  Without limiting anything contained in Section 4.3(a), the following additional procedures will apply to any Licensee request for approval of, and any Licensor determination as to whether it will approve, any Sublicensing Arrangement relating to digital distribution of the Licensed Content:

(i)              Proposed Transaction Notice.  If Licensee desires to enter into any Sublicensing Arrangement for digital distribution, Licensee shall provide a notice of the proposed Sublicensing Arrangement to the general counsel (or deputy general counsel) and the contact person of Licensor appointed pursuant to Section 4.3(a), which notice shall contain the identity of the counterparty and a summary of all other material relationships regarding Audiovisual Content with the sublicensee under such proposed Sublicensing Arrangement, and a confirmation that the Sublicensing Arrangement complies with all General Requirements and Core Controls.  Licensee shall also provide only to the general counsel (or deputy general counsel) an unredacted copy of the draft agreement or term sheet governing such Sublicensing Arrangement and a copy of the draft agreement or term sheet redacted only so as not to disclose economic and other sensitive terms and conditions (such agreements and description together, the “Proposed Transaction Notice”).  Once a Proposed Transaction Notice for a given Sublicensing Arrangement has been approved, or deemed to have been approved, so long as the material terms (including any of the General Requirements, including the Core Controls) are not modified in any material respect in completing the definitive agreement, no further approval shall be required prior to Licensee entering into the definitive agreement for such Sublicensing Arrangement.  In any event, to the extent Licensee is not contractually prohibited from doing so (which prohibitions Licensee will use commercially reasonable efforts to avoid), Licensee shall provide the general counsel (and deputy general counsel) and the contact person of Licensor appointed pursuant to Section 4.3(a) final definitive agreements in redacted and unredacted forms.  The general counsel (or deputy general counsel) may make available the unredacted copy of the draft agreement or term sheet and the definitive agreements only to the general counsel or deputy general counsel, as applicable, and head counsel for the television department of Licensor and may make available the redacted copy of the draft agreement or term sheet only to such persons as necessary to permit Licensor to decide whether to approve or reject the proposed Sublicensing Arrangement,

provided that the general counsel (or deputy general counsel) shall immediately make the redacted copy of the draft agreement or term sheet available to the contact person of Licensor appointed pursuant to Section 4.3(a).  The general counsel of Licensor shall ensure that no employee or consultant of Licensor involved in digital distribution operations (other than the contact person or persons appointed pursuant to Section 4.3(a)) obtains any unredacted copy of the draft agreement or term sheet or definitive agreement or any of the redacted information.  If Licensee is prohibited from providing Licensor with a copy of the draft agreement or term sheet, then the parties will cooperate in good faith to determine an alternative means of providing Licensor with the requisite information necessary for Licensor to properly evaluate the proposed transaction, without violating any applicable contractual or other restrictions.

(ii)             Evaluation Period.  Licensor shall respond in writing to the Proposed Transaction Notice (either approving or rejecting the proposed arrangement, and setting forth the basis for any rejection) to Licensee within ten (10) Business Days of Licensee’s provision of any Proposed Transaction Notice fully complying with the requirements of Section 4.3(b)(i) (the “Evaluation Period”) or, if the term sheet or draft agreement has already been provided at least ten (10) Business Days prior to a subsequent submission with respect to the same proposed Sublicensing Arrangement on substantially the same terms and conditions, the Evaluation Period shall be three (3) Business Days; provided, that if the Sublicensing Arrangement has a term (including any extensions or renewals) longer than three (3) years but shorter than five (5) years, then the Evaluation Period for such approval shall be thirty (30) Business Days (instead of ten (10) Business Days) or, if the term sheet or draft agreement has already been provided at least thirty (30) Business Days prior to a subsequent submission with respect to the same proposed Sublicensing Arrangement on substantially the same terms and conditions, the Evaluation Period shall be ten (10) Business Days.  If Licensor does not reject a proposed Sublicensing Arrangement in accordance with the immediately preceding sentence during the Evaluation Period, such proposed transaction will be deemed to have been approved by Licensor on the terms contained in the applicable Proposed Transaction Notice.

(iii)            Expedited Evaluation Period.  Notwithstanding Section 4.3(b)(ii), if a proposed Sublicensing Arrangement *****, then, with respect to such Expedited Sublicensing Arrangement, the Evaluation Period shall be within three (3) Business Days of Licensee’s provision of any Proposed Transaction Notice fully complying with the requirements of Section 4.3(b)(i).

*****    CONFIDENTIAL TREATMENT:  GRUPO TELEVISA, S.A.B. HAS REQUESTED THAT THE OMITTED PORTIONS OF THIS DOCUMENT, WHICH ARE INDICATED BY *****, BE AFFORDED CONFIDENTIAL TREATMENT.  GRUPO TELEVISA, S.A.B. HAS SEPARATELY FILED THE OMITTED PORTIONS OF THE DOCUMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

(c)             Renewals; Amendments.  Any renewal of a Sublicensing Arrangement will require Licensor approval in accordance with this Section 4.  For the avoidance of doubt, this Section 4.3(c) shall not apply to any third party arrangement for a TIN Branded Experience (as Licensor approval is not otherwise required for such arrangements).  Amendments, modifications, extensions and/or waivers to any existing Sublicensing Arrangement that would cause such Sublicensing Arrangement to deviate in any material respect from the existing Sublicensing Arrangement, or affect the economics or scope of rights under such Sublicensing Arrangements, or violate any of the General Requirements, including the Core Controls, will require Licensor’s approval in accordance with the provisions of this Section 4 applicable to such Sublicensing Arrangement, as amended (including, if such Sublicensing Arrangement is an Expedited Sublicensing Arrangement, the expedited Evaluation Period).  Any other amendment, modification, extension and/or waivers to an approved Sublicensing Arrangement, including any such amendment, modification, extension and/or waiver only adding content to be covered under such Sublicensing Arrangement, shall not require Licensor’s approval.

7.                                      Subclause (a)(i) of Section 15 of the MLA is hereby replaced in its entirety with the following:

(i)   Characterization of Audiovisual Content.  Any disputes relating to whether content is a Program, Licensed Content, Co-Produced Content, an Acquired Completed Novela, Univision Produced Format Content, Third-Party Produced Format Content, Acquired Completed Content, a Co-Produced Local Novela, a Univision Local Novela or if the procedures of Section 2 relating thereto have been followed;

8.                                      Subclause (a)(xvi) of Section 15 of the MLA is hereby deleted in its entirety and replaced with the following:

[Intentionally Omitted].

9.                                      The address for Licensor set forth on Schedule 10 to the MLA is hereby replaced in its entirety with the following:

Univision Communications Inc.
605 Third Avenue, 12th Floor
New York, NY 10158
Attn:  General Counsel
Email: jschwartz@univision.net

Facsimile No.: (646) 964-6681

With a copy to:

O’Melveny & Myers LLP

1999 Avenue of the Stars, Suite 700

Los Angeles, CA 90067-6035

Attn:  Steven L. Grossman

Email:  slgrossman@omm.com

Facsimile No.:  (310) 246-6779

Latham & Watkins LLP

10250 Constellation Blvd

Los Angeles, CA 90067

Attn:  Christopher M. Brearton

Email:  Chris.Brearton@lw.com

Facsimile No.:  (424) 653-5501

Except as expressly provided herein, nothing contained in this letter agreement is intended to, or will be deemed to, modify, impair or otherwise affect the rights, obligations or remedies of Licensor or Licensee under the MLA.  This letter agreement shall terminate automatically upon the termination of the MLA.

This Agreement and the negotiation, execution, performance or nonperformance, interpretation, termination, construction and all matters based upon, arising out of or related to this Agreement, whether arising in law or in equity, shall be subject to the provisions of Section 15 of the MLA.

Any notices to be delivered to Licensor or Licensee under this letter agreement shall be delivered in accordance with Section 20.5 of the MLA.

This letter agreement may not be amended or modified except in a writing executed by each party hereto.  No provision of this letter agreement may be waived except in a writing executed by the party or parties against whom such waiver is to be enforced.  This letter agreement may not be assigned or delegated by either party without the consent of the other party, except that Licensor or Licensee may assign its rights and delegate its duties under this letter agreement to a third party to the extent that such person assigns its rights or delegates its duties to such third party under the MLA as permitted by the terms of the MLA.

[Signatures on following page]

If you are in agreement with the foregoing, please countersign as provided for below.  This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.  Signatures delivered by email or telecopy shall have the same effect as the manual original signatures.

Sincerely,

UNIVISION COMMUNICATIONS INC.

By:	/s/ Jonathan Schwartz
	Name:	Jonathan Schwartz
	Title:	General Counsel and EVP

Agreed to and accepted as of
the date first written above:

MOUNTRIGI MANAGEMENT GROUP LIMITED (F/K/A VIDEOSERPEL, LTD.)

By:	/s/ Willi Dietschi
	Name:	Willi Dietschi
	Title:	Chairman of the Board of Directors

[Signature Page to MLA Amendment]